This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential. As confidentially submitted to the Securities and Exchange Commission on March 22, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KAMADA LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
Attention: David Tsur
Chief Executive Officer
+972 8 9406472

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885, Newark, Delaware 19715
(302) 738-6680

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Bruce A. Mann, Esq. Andrew D. Thorpe, Esq. Kevin Yung, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 (415) 268-7000	Raz Tepper, Adv. Ronald Lehmann, Adv. Sharon Rosen, Adv. Fischer Behar Chen Well Orion & Co. 3 Daniel Frisch St. Tel-Aviv, 64731, Israel +972 3 6944111	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. Zion Building 45 Rothschild Boulevard Tel Aviv, 65784, Israel +972 3 7109191

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |B)

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value NIS 1.00 each	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

The sole purpose of this amendment is to file certain exhibits to the draft registration statement as indicated in Item 8(a) of Part II of this amendment. No change is made to the preliminary prospectus constituting Part I of the registration statement or Items 6, 7, 8(b) or 9 of Part II of the draft registration statement. Accordingly, this amendment consists only of the facing page, this explanatory note, Item 8(a) of Part II, the signatures of the registration statement and the exhibit index.

Item 8. Exhibits and financial statement schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of        , State of        , on            , 2013.

KAMADA LTD.

By:

Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints      and     , and each of them, his true and lawful attorney in fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated: David Tsur

Signature	Title	Date
David Tsur	Chief Executive Officer and Director (Principal Executive Officer)	, 2013
Gil Efron	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2013
Leon Recanati	Director	, 2013
Ziv Kop	Director	, 2013
Alicia Rotbard	Director	, 2013
Tuvia Shoham	Director	, 2013
Dr. Abraham Havron	Director	, 2013
Jonathan Hahn	Director	, 2013

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Kamada Ltd., in the City of Newark, Delaware on           , 2013.

Puglisi & Associates

By:

Name:
Title:

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Articles of Association of the Registrant, as currently in effect (as translated from Hebrew).
3.2**	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew).
4.1*	Registrant’s Form of Certificate for Ordinary Shares.
5.1*	Opinion of Fischer Behar Chen Well Orion & Co., Israeli counsel to the Registrant, regarding the validity of the ordinary shares being registered.
10.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A.
10.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.6†	Exclusive Distribution Agreement, dated as of August 2, 2012, by and between Kamada Ltd. and Chiesi Farmaceutici S.p.A.
10.7†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd.
10.8†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd.
10.9†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI GmbH and Kamada Ltd.
10.10†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A.
10.11†	Distribution Agreement, dated as of August 2, 2011, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
10.12*	English translation of the material terms of the convertible debentures.
10.13**	Kamada Ltd. 2011 Israeli Share Option Plan.
10.14**	Kamada Ltd. 2005 Israeli Share Option Plan.
10.15*	Form of Indemnification Agreement with the Registrant’s directors and officers.
10.16*	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd.
10.17*	English Summary of a lease agreement dated December 2, 1984, by and between Africa-Israel Holdings Ltd. and RAD Chemicals Ltd., as amended by a supplement to the lease agreement dated October 7, 1999, by and between Africa-Israel Holdings Ltd., RAD Chemicals Ltd. and Kamada Ltd., as further amended by supplements to the lease agreement dated November 27, 2005; December 6, 2005; June 27, 2006; September 29, 2009; May 30, 2011; and August 13, 2012, by and between Africa-Israel Holdings Ltd. and Kamada Ltd.
10.18†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd.
10.19*	Registration Rights Agreement, dated as of , 2013, by and among Kamada Ltd. and the individuals and entities identified therein.
21.1**	Subsidiaries of the Registrant.
23.1*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountants, a member of Ernst & Young Global, an independent registered public accounting firm.
23.2*	Consent of Fischer Behar Chen Well Orion & Co. (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page).

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the Securities and Exchange Commission.